UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2017

Commission File Number 001-35591

GRAÑA Y MONTERO S.A.A.
(Exact name of registrant as specified in its charter)

GRAÑA Y MONTERO GROUP
(Translation of registrant’s name into English)
Republic of Peru
(Jurisdiction of incorporation or organization)

Avenida Paseo de la República 4667, Lima 34,
Surquillo, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F __X__          Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______        No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Messrs.,
Superintendencia del Mercado de Valores – SMV
Present. -

Reference:  Relevant Information Communication

We hereby comply by providing an answer to the requirements of Official Letter No. 564-2017-SMV / 11.1, in the same order in which they were requested:

1.

In relation to the relevant information communication reported by Graña and Montero S.A.A. on January 24, 2017, in which they inform, among others, that the Ministry of Energy and Mines - MEM terminated the Concession Agreement with Gasoducto Sur Peruano S.A., and that:

"(...) According to the analysis made by the Graña y Montero Group with the information available to date, and under the agreements entered into with the other shareholders of GSP, in the event that the payment reaches 72.25% of the VCN we would recover more than 95% of the total commitments which include the equity invested in GSP amounting to US $ 220 million, the amount honored by the corporate guarantee granted to the bridge loan conferred to GSP by a syndicate of five banks amounting to US$ 129 million, as well as the percentage honored in relation to the Guarantee of Fulfillment of the Concession Agreement that amounts to US $ 52.5 million. In the case where the payment reaches 100% of the VCN, these amounts would be fully recovered. Assuming a conservative position, the Consolidated Financial Statements of Graña y Montero S.A.A. corresponding to fiscal year 2016 will be prepared registering a provision for impairment of the investment of US$ 35 million after taxes, which is a result that considers receiving the minimum payment of 72.25% of the aforementioned VCN”.

Based on what was disclosed to the market and for transparency purposes, Graña y Montero S.A.A. is required to, on the date, report as relevant information communication, the following information:

The documentation and information containing and supporting the analysis referred to in the preceding paragraph - contained in said relevant information communication - clearly explaining the amounts and percentages indicated.

Likewise, the legal and/ or financial documentation and reports that support the recovery scenarios referred to, specifying, as appropriate, if the assumptions, numbers or calculations reported are accurately contemplated in the agreements and/ or contracts related to the Gasoducto Sur Peruano S.A. or if they are interpretations of Graña y Montero S.A.A., in which case such interpretation must be supported indicating the contingencies that could be faced, including the possible misinterpretation of the different parties involved in the concession.

In addition, the documentation detailing the calculation or estimate of the provision for recovery.

Likewise, all sufficient additional information or documentation that contributes to the transparency of the disclosed information.

In this regard, as informed in the relevant information communication dated January 24, 2017, Graña y Montero S.A.A. made the following investments and acquired the following obligations for a total amount of US $ 423 MM in relation to the concession (the "Concession") owned by Gasoducto Sur Peruano S.A. ("GSP"), according to the following detail:

a.	Capital investments were made in GSP for US 241 MM, through our subsidiary Negocios de Gas S.A.
b.	Graña y Montero S.A.A's credit lines assumed a Guarantee of Fulfillment with the Peruvian State for US 52.5 MM.
c.	A corporate guarantee amounting to US 129 MM was granted in favor of the syndicate of banks that granted the bridge loan to GSP.

The recovery of these investments and the honoring of the indicated obligations must be made in line with flows that Graña y Montero SAA will receive by GSP, who, in turn, has as source of income the payment of the Net Book Value of the Concession Assets ("VCN") by the Government, for which the following premises have been considered:

d.	As indicated in our relevant information communications dated November 25, 2016, January 20 and 24, 2017, according to the Concession Agreement, GSP is entitled to receive as a consequence of the termination of the Concession a payment for the Concession Assets of not less than 72.25% of the VCN and not more than 100% of the VCN. For the purpose of calculating the 95% of the investment recovery and honoring of obligations of Graña y Montero S.A.A., a payment has been made to GSP by the Peruvian Government equal to 72.25% of the VCN (the most conservative amount).
e.	According to the Concession Agreement, the VCN must be calculated annually by an audit firm. In this sense, the VCN used for our analysis has been calculated by GSP based on (i) the provisions of the Concession Agreement; and, (ii) the methodology used by said audit firm for the calculation of the VCN presented to the Government for the year 2015.
f.	Graña y Montero S.A.A., having honored guarantees for the payment of GSP obligations (referred to in subparagraphs b. and c. above, would be GSP’s creditor.
g.	Likewise, Graña y Montero S.A.A., through its subsidiary Negocios de Gas S.A., has as a shareholder of GSP, a credit claim against the balance of the remaining GSP asset once the creditors of GSP are paid.
h.	Graña y Montero S.A.A. has signed and adopted agreements with the other shareholders of GSP in which a certain priority of payments is established with respect to certain credits of the shareholders of the company, which benefit, among others, Graña y Montero S.A.A.

As a consequence of the above:

i.	Graña y Montero S.A.A. recovers as a creditor of GSP all the amounts honored by the concepts indicated in subparagraphs b) and c) above.
j.	Once all GSP obligations have been met against third parties, the remainder is applied in accordance with the agreements indicated in clause h) above, meaning Graña y Montero S.A.A. would recover a total of US 220 MM. That is, Graña y Montero S.A.A. would have a loss of US 21 MM in capital investments.
k.	In this sense, when Graña y Montero S.A.A. recovers US 402 MM of the US 423 MM invested in GSP, it will have a recovery equal to 95% of the invested.

The above is based on the Concession Agreement, the agreements signed and entered into with the other shareholders of GSP, the calculation methodology of the VCN applied in the year 2015 and taking into account the current financial situation of GSP. It should be reiterated that the analysis has been carried out with the information available to date therefore it may vary based on future events that we are not aware of, or on the indication that the definitive calculation of the VCN must be made by an audit firm of international prestige designated in accordance with the Concession Agreement.

On the other hand, as indicated, according to our estimates, of capital investments made to the GSP project for US 241 MM we estimate to recover US 220 MM generating a loss of US 21 MM that has been registered in the financial statements as investment impairment, additionally, the equity value of GSP, which had been recorded in the financial statements in accordance with the accounting standards for a total of US 20MM, has been written off and the discount of the future recovery receivable (from the VCN and described in the previous paragraphs) has been recorded for US 4 MM, as established by the accounting standards. Finally, the deferred income tax has been considered for the loss generated, for a total of US 7MM. The sum of all these effects reaches the total of US 38MM as shown in the financial statements that were approved yesterday by the Board of Directors of Graña and Montero S.A.A. and reported as relevant information communications.

2.

The causes, circumstances or liquidity needs that have motivated the divestment plan disclosed to the market in the relevant information communication on January 26, 2017, informing the situation of Graña y Montero S.A.A. in the national and/ or international financial system, and whether or not they have undergone any change or modification.

Regarding the causes, circumstances or liquidity needs that have motivated the divestment plan communicated in the relevant information communication on January 26, 2017, we inform that, as a result of the termination of the GSP Concession, Graña y Montero S.A.A. must meet 3 specific commitments:

i.	US $ 150 MM structured to 5 years with a syndicate of banks led by Credit Suisse with which Graña y Montero S.A.A. Has had discussions so that the terms and conditions of such credit are maintained as originally agreed.
ii.	US $ 129 MM corresponding to the corporate guarantee issued by Graña y Montero S.A.A. In relation to the Bridge Credit in favor of GSP to which will be applied a first payment of US $ 30 MM already agreed as part of the structuring of the balance.
iii.	US $ 52.5 million owed to Chubb Insurance Company, the issuer of the Guarantee of Fulfillment of the Concession Agreement with which it has taken the necessary actions in order to agree the terms for the payment of said debt.

Considering that conservatively we have estimated that the recovery of the VCN could occur in a maximum of three years, Graña y Montero S.A.A. has decided to implement a divestment plan with the main objective of strengthening liquidity and that the companies that make up the Graña y Montero Group maintain the existing credit lines to continue their operations normally.

3.	The list of assets or other contents in the referred divestment plan.

Regarding the list of assets or others, contained in the referred divestment plan approved by the Board of Directors of Graña y Montero S.A.A. and informed as a relevant information communication on January 26, 2017, the aforementioned plan establishes divesting the non-strategic assets of the Group up to the amount of US 300 MM, having identified a total of non-strategic assets with a value of up to US 550MM.

In this sense, of the total assets identified, Graña y Montero S.A.A. will carry out a process to define which assets will be subject of sale up to the sum of US 300MM. As the assets of the sale are defined, relevant information communications will be disclosed to the market. The Group's objective is to obtain US 51MM in cash in the first two quarters of 2017, US 170MM in the third quarter of 2017 and US 99MM in the fourth quarter of 2017.

4.

The current situation of the Chavimochic Project - III Stage, stating whether this project is being implemented or paralyzed, and the possible effect of this on the financial situation of its representative

With regard to the current situation of the Chavimochic Project - III Stage, we have complied with specifying that the Concession Agreement is still in force. In terms of project work, Phase I of the project, Palo Redondo Dam, has an approximate 75% progress, and as a requirement for the continuation of the works, it is necessary to sign an operative addendum to the Concession Agreement, which allows, among other issues, the execution of what remains of the project. To date Graña y Montero S.A.A. has a participation of 26.5% in Concesionaria Chavimochic S.A. The Group's exposure to the project comprises (i) capital contributions of approximately S/. 29.0MM and (ii) a guarantee of fulfillment for US 8.3MM.

5.

Detailed and updated list of the national and international projects in which its representative directly or through companies of its economic group or through associations or consortia or similar, is participating with Odebrecht or companies of its economic group. For each case, indicate the participation percentage and the amount of the project, as appropriate.

In relation to the detailed and updated list of projects in which, directly or through a Group company, we have been participating with Odebrecht, we hereby announce the following:

Name of the Project	Company of the Group participating in the Project	Participation percentage in the Project	Approximate investment in the Project
Concession of Major Hydraulic Works of the Chavimochic Project – Stage III	Graña y Montero S.A.A.	26.5%	US 700 MM
Improvements to Energy Security and Development of the Southern Gas Pipeline (GSP)	Negocios de Gas S.A.	21.49%	US 4,200 MM.

We should also point out that, through our subsidiary GyM S.A, we hold a minority stake in the consortiums responsible for the construction of each of these projects, specifically we have a 26.5% stake in the consortium constructing Major Hydraulic Works of the Chavimochic project - III Stage, and 29.0% in the construction consortium of the Improvements to Energy Security and Development of the Peruvian Southern Gas Pipeline project.

6.	The start of any administrative sanctioning or judicial proceeding involving Graña y Montero S.A.A. or its directors, in accordance with what is established in the applicable regulations.

In relation to the punishing administrative procedures or judicial processes that involve the company or its managers, related to the termination of the Concession Agreement of the Gasoducto Sur Peruano S.A project, we inform you that to date and to the best of our knowledge, we have not been notified with any.

Sincerely,

____________________

/s/ Claudia Drago Morante

Stock Market Representative

Graña y Montero S.A.A.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAÑA Y MONTERO S.A.A.

By: /s/ CLAUDIA DRAGO MORANTE

Name: Claudia Drago Morante

Title: Stock Market Representative

Date: January 27, 2017